EXHIBIT 11

Statement Regarding Computation of Per Share Earnings

SOUTHERN MISSOURI BANCORP, INC. AND SUBSIDIARY
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30,
	2006	2005	2004

Basic Average shares outstanding	2,224,409	2,225,493	2,277,757
Net income	$2,784,166	$ 104,259	$2,882,901
Basic earnings per share	$ 1.25	$ 0.05	$ 1.27

Diluted Average shares outstanding	2,224,409	2,225,493	2,277,757

Net effect of dilutive stock options - based on the treasury stock method using the period end market price, if greater than average market price	27,852	64,255	57,543

Total	2,252,261	2,289,748	2,335,300
Net income	$2,784,166	$ 104,259	$2,882,901
Diluted earnings per share	$ 1.24	$ 0.05	$ 1.23